UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1

to

SCHEDULE 13D

Under the Securities Exchange Act of 1934

ENEL GENERACIÓN CHILE S.A.

(Name of Issuer)

Shares of Common Stock, No Par Value

American Depositary Shares Representing 30 Shares of Common Stock (the “ADSs”)

(Title of Class of Securities)

29244T101

(CUSIP Number)

Enel S.p.A. Viale Regina Margherita 137 00198 Rome Italy Attn: Fabio Bonomo Head of Corporate Affairs Tel: +39 06 8305 2081 Fax: +39 06 8305 2129

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 25, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

SCHEDULE 13D/A

CUSIP No. 29244T101	Page 2 of 8 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Enel S.p.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Italy
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 (See Item 5)
	8	SHARED VOTING POWER 4,919,488,794 shares of Common Stock (See Item 5)
	9	SOLE DISPOSITIVE POWER 0 (See Item 5)
	10	SHARED DISPOSITIVE POWER 4,919,488,794 shares of Common Stock (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,919,488,794 shares of Common Stock (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 59.98% (See Item 5)
14	TYPE OF REPORTING PERSON CO

SCHEDULE 13D/A

CUSIP No. 29244T101	Page 3 of 8 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Enel South America S.r.l.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Italy
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 (See Item 5)
	8	SHARED VOTING POWER 4,919,488,794 shares of Common Stock (See Item 5)
	9	SOLE DISPOSITIVE POWER 0 (See Item 5)
	10	SHARED DISPOSITIVE POWER 4,919,488,794 shares of Common Stock (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,919,488,794 shares of Common Stock (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 59.98% (See Item 5)
14	TYPE OF REPORTING PERSON CO

SCHEDULE 13D/A

CUSIP No. 29244T101	Page 4 of 8 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Enel Chile S.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Chile
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 (See Item 5)
	8	SHARED VOTING POWER 4,919,488,794 shares of Common Stock (See Item 5)
	9	SOLE DISPOSITIVE POWER 0 (See Item 5)
	10	SHARED DISPOSITIVE POWER 4,919,488,794 shares of Common Stock (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,919,488,794 shares of Common Stock (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 59.98% (See Item 5)
14	TYPE OF REPORTING PERSON CO

Page 5 of 8 Pages

Explanatory Note

This Amendment No. 1 (this “Amendment”) amends and supplements the Statement on Schedule 13D, which was originally filed with the U.S. Securities and Exchange Commission (the “SEC”) on August 12, 2016 (together with this Amendment, the “Schedule 13D”) with respect to the shares of Common Stock, no par value (the “Common Stock”), of Enel Generación Chile S.A., a Chilean sociedad anónima formerly known as Empresa Nacional de Electricidad S.A. (“Enel Generación Chile,” “Endesa Chile” or the “Issuer”), and American Depositary Shares (“ADSs”) of Enel Generación Chile, each representing 30 shares of Common Stock of Enel Generación Chile, as specifically set forth herein.

Item 2. Identity and Background.

The first three paragraphs of Item 2 are hereby amended and restated to read as follows:

This Schedule 13D is being filed jointly by Enel S.p.A, an Italian societá per azioni (“Enel”), Enel South America S.r.l., an Italian società a responsabilità limitata (“ESA”) and Enel Chile S.A., a Chilean sociedad anónima formerly known as Enersis Chile S.A. (“Enel Chile” and together with Enel and ESA, the “Reporting Persons”). ESA is wholly owned by Enel. ESA directly holds 60.62% of Enel Chile and Enel Chile directly holds 59.98% of Enel Generación Chile. The merger by absorption of ESA into Enel was approved on July 27, 2017, and is expected to be effective in November 2017.

Enel is a holding company engaged, through subsidiaries and affiliates, in the integrated production, distribution, and sale of electricity and gas in 32 countries across 4 continents. ESA is a holding company holding the South American electricity and gas businesses of the Enel group of companies, including Enel Chile. Enel Chile is principally engaged in the generation and distribution of electricity in Chile.

The business addresses of the Reporting Persons are:

(a)	Enel: Viale Regina Margherita 137, 00198 Rome, Italy

(b)	ESA: Viale Regina Margherita 137, 00198 Rome, Italy

(c)	Enel Chile: Santa Rosa 76, Santiago, Chile

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and supplemented by adding the following:

Item 4 is incorporated herein by reference.

Item 4. Purpose of Transaction.

Item 4(b) is hereby amended and restated to read as follows:

On August 25, 2017, Enel Chile announced that its Board of Directors analyzed a letter from Enel dated August 25, 2017 (the “Enel Letter”). The Enel Letter responded to a letter from Enel Chile dated July 3, 2017, which proposed a potential corporate reorganization process involving Enel Chile, Enel Generación Chile and Enel Green Power Latin America Limitada (“EGPL”), a company that holds non-conventional renewable energy generation assets in Chile (the “Reorganization”). The proposed Reorganization involves the following:

(i)	the acquisition of EGPL by Enel Chile through a merger;

(ii)	the merger will be conditioned on the completion of a public tender offer by Enel Chile for all of the outstanding shares of Common Stock and ADSs of Enel Generación Chile not already owned by Enel Chile for consideration consisting of a combination of cash and Enel Chile common stock, subject to the condition that (x) more than 75% of the outstanding shares of Enel Generación Chile are held by Enel Chile after the completion of the tender offer and (y) execution of an amendment to Enel Generación Chile’s bylaws, resulting in the company ceasing to be bound by Title XII of Decree No. 3,500 of 1980, and the limitations to stock ownership and other restrictions being eliminated from Enel Generación Chile’s bylaws; and

(iii)	delivery of the stock component of the tender offer consideration will require a capital increase by Enel Chile.

Page 6 of 8 Pages

In the Enel Letter, Enel expressed a favorable view towards the proposed Reorganization but requested the following additional conditions:

(i)	the proposed Reorganization must be carried out under market conditions considering the growth perspectives of renewable energy in Chile;

(ii)	the proposed Reorganization must increase the earnings per share of Enel Chile;

(iii)	after the completion of the proposed Reorganization, Enel’s ownership interest in Enel Chile must be similar to its current ownership interests and Enel must at no times lose its controlling shareholder position and remain within the 65% maximum stock ownership limit set forth in Enel Chile’s bylaws; and

(iv)	after the completion of the proposed Reorganization, Enel Generación Chile must no longer be subject to Title XII of Decree No. 3,500 of 1980 and the limits to stock ownership and other restrictions must have been eliminated from its bylaws.

Following its review of the Enel Letter, the Board of Directors of Enel Chile, on August 25, 2017, resolved with the unanimous consent of the Directors present to initiate work, analysis and steps leading to the execution of the proposed Reorganization and communicated the details of the proposed Reorganization and the Enel Letter to the Board of Directors of Enel Generación Chile.

On August 28, 2017, the Board of Directors of Enel Generación Chile unanimously resolved to initiate all work and steps leading to an analysis of the proposed Reorganization applicable to Enel Generación Chile.

The Reporting Persons, as majority shareholders of the Issuer, had and continue to have control over the Issuer. The Reporting Persons intend to review their investment in the Issuer and have discussions with representatives of the Issuer and/or other stockholders of the Issuer from time to time and, as a result thereof, may at any time and from time to time determine to take any available course of action and may take any steps to implement any such course of action. Such review, discussions, actions or steps may involve one or more of the types of transactions specified in clauses (a) through (j) of Item 4 of Schedule 13D enumerated below. The Reporting Persons specifically reserve the right to propose changes in the board of directors or management of the Issuer, to purchase or sell, or to cause their affiliates to purchase or sell, shares of Enel Generación Chile Common Stock or ADSs, to engage in short selling or any hedging or similar transaction with respect to Enel Generación Chile Common Stock or ADSs, or to change their intentions with respect to any and all matters referred to in this Item 4, although the Reporting Persons do not have any present plans or proposals that would result in a change of control of the Issuer. Any action or actions the Reporting Persons might undertake in respect of Enel Generación Chile Common Stock will be dependent upon the Reporting Persons’ review of numerous factors, including, among other things, the price level and liquidity of the Enel Generación Chile Common Stock; general market and economic conditions; ongoing evaluation of the Issuer’s business, financial condition, operations, prospects and strategic alternatives; the relative attractiveness of alternative business and investment opportunities; tax considerations; and other factors and future developments.

Except to the extent set forth above, or in any other Item hereof, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the following matters set forth in Item 4 of Schedule 13D:

(a)	The acquisition or disposition by any person of additional securities of the Issuer;

(b)	An extraordinary corporate transaction involving the Issuer or any of its subsidiaries such as a merger, reorganization, or liquidation;

(c)	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)	Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the Issuer;

(f)	Any other material change in the Issuer’s business or corporate structure;

(g)	Changes in the Issuer’s charter, bylaws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

Page 7 of 8 Pages

(h)	Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

(j)	Any action similar to any of those enumerated above.

The description of the tender offer in this Schedule 13D is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any securities of Enel Generación Chile. When and if the tender offer is commenced, Enel Chile will make available the tender offer materials to the shareholders of Enel Generación Chile and file such materials with the SEC in accordance with applicable U.S. federal securities laws and SEC rules. In that event, shareholders and investors are urged to read the tender offer materials because they will contain important information, including the full details of the tender offer. Shareholders and investors may obtain free copies of the tender offer materials that Enel Chile files with the SEC at the SEC’s website at www.sec.gov and will receive information at an appropriate time on how to obtain tender offer materials for free from Enel Chile. These documents are not currently available and their availability is subject to the commencement of the tender offer.

Item 5. Interest in Securities of the Issuer.

Items 5(a) and (b) are hereby amended and restated to read as follows:

(a) As described in item 2 above, Enel wholly owns ESA, which directly holds 60.62% of Enel Chile. Enel previously held 60.62% of Enel Chile through the Spanish companies Enel Iberoamérica S.A. (“Enel Iberoamérica”) and Enel Latinoamérica, S.A. (“Enel Latinoamérica”), which each held 40.32% and 20.3% of Enel Chile, respectively. During 2016, Enel Latinoamérica was merged into Enel Iberoamérica. In 2017, a cross-border demerger of Enel Iberoamérica was implemented, which resulted in an incorporation of a new Italian company, ESA, holding among other things, the 60.62% ownership interest in Enel Chile. On July 27, 2017, the merger by absorption of ESA into Enel was approved and is expected to be effective in November 2017, which will result in Enel directly holding 60.62% of Enel Chile. As of August 25, 2017, Enel Generación Chile had 8,201,754,580 shares of Common Stock outstanding. Enel, ESA and Enel Chile each beneficially owned 4,919,488,794 shares of Common Stock of Enel Generación Chile, representing 59.98% of the Common Stock of Enel Generación Chile outstanding, as of such date.

(b) Based on the relationships reported under Item 2 and Item 5(a) above, Enel, as the parent company of ESA, Enel Chile and Enel Generación Chile, may be deemed to have shared voting and dispositive power with respect to the 4,919,488,794 shares of Common Stock of Enel Generación Chile owned by Enel Chile. ESA, as a wholly owned subsidiary of Enel, may also be deemed to have shared voting and dispositive power with respect to the 4,919,488,794 shares of Common Stock of Enel Generación Chile owned by Enel Chile. The responses of the Reporting Persons to Rows (7) through (10) of the cover pages of this Schedule 13D are incorporated herein by reference.

Item 7. Material to be Filed as Exhibits.

Exhibit 1.	Joint Filing Agreement required by Rule 13d-1(k)(1).

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned hereby certify that the information set forth in this statement is true, complete and correct.

Dated: September 1, 2017	ENEL S.p.A.

	By:	/s/ Giulio Fazio
Name: Giulio Fazio
Title: General Counsel

ENEL SOUTH AMERICA S.r.l.

	By:	/s/ Giancarlo Pescini
Name: Giancarlo Pescini
Title: Sole Director

ENEL CHILE S.A.

	By:	/s/ Raffaele Grandi
Name: Raffaele Grandi
Title: CFO